September 13, 2024

Ng Chen Lok
Chief Executive Officer
Sagtec Global Ltd
No 43-2, Jalan Besar Kepong,
Pekan Kepong, 52100 Kuala Lumpur

        Re: Sagtec Global Ltd
            Draft Registration Statement on Form F-1
            Submitted August 16, 2024
            CIK No. 0002029138
Dear Ng Chen Lok:

        We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted August 16, 2024 Enforceability of civil liabilities, page 24

1. We note your disclosure here that the majority of your operations and current assets are
        located in Singapore, while on page F-33 you state that    [t]he Group
 s operations are
        located in Malaysia.     The geographical locations of the Group   s
non-current assets are
        mostly situated in Malaysia based on physical location of assets. Please clarify the location of your operations and assets.
Results of Operations
Comparison of the Results for the Fiscal Years Ended December 31, 2022 and 2023, page 31

2. Please revise the table to disclose the percentage of revenue from your products and services.
 September 13, 2024
Page 2
Business
Our Customers, page 51

3. We note that three customers accounted for 17.0%, 16.8% and 13.66% of your revenue for the fiscal year ended December 31, 2023. Please disclose the material terms of your agreements with each of these three customers, including the identity, term, termination provisions and any minimum purchase requirements. Please file your agreements with these customers or advise. See Item 601(b)(10) of Regulation S-K.
Our Suppliers, page 51

4. We note that two of your suppliers accounted for 34.69% and 25.84% of your cost of sales for the fiscal year ended December 31, 2023. Please revise to identify these suppliers and provide a summary of the material terms of your agreements with these suppliers, including the term, termination provisions and any minimum purchase requirements. See
       Item 4.B.6 of Form 20-F. Additionally, please file these agreements as exhibits. See Item
       601(b)(10) of Regulation S-K. Lastly, add a risk factor that discusses risks resulting from your dependence on a limited number of suppliers. See Item 3.D. of Form 20-F.
Employees, page 55

5. We note that as of the date of this prospectus, you had a total of 22 employees. Please expand your disclosure to provide either the number of employees at the end of the period or the average for the period for each of the past three financial years (and changes in such numbers, if material). Refer to Item 6.D of Form 20-F.
Description of authorized and issued shares, page 70

6. We note you disclose that 13,144,059 Ordinary Shares are issued and outstanding as of the date of this prospectus on pages 28 and 70. However, based on your disclosures throughout the rest of your filing, it appears 11,294,059 Ordinary Shares are issued and outstanding. Please explain the difference or revise.
Consolidated statements of financial position, page F-3

7. We note the sale of food ordering kiosk machines and the sale of power-bank charging stations contributed 28.57% and 48.73% of your revenue, respectively for the years ended
       December 31, 2022, and December 31, 2023. We also note you did not present a line
          Inventories    on the face of your Consolidated statements of
financial position as set forth
       in paragraph 54 of IAS1. In this regard, please explain to us how you account and manage your inventories.
Consolidated Statements of Profit or Loss and Other Comprehensive Income, page
F-4

8. We note your disclosures of cost of sales on page F-28, and it appears staff costs and benefits were not allocated to cost of sales. We also note your disclosure of staff costs and benefits in your expenses by nature, which it is approximately 68% of total operating expenses. In this regard, please tell us whether any of these costs are directly attributable to revenue and therefore are required to be included in costs and expenses applicable to revenues (i.e., cost of revenue). We refer you to IAS 1 paragraphs 99 to 105.
 September 13, 2024
Page 3
9. It appears your basic and diluted net income per share is calculated using the net profit for the year instead of the amounts attributable to ordinary equity holders of the parent entity.
       Refer to IAS 33 paragraph 12. Please revise or advise.
Consolidated Statements of Cash Flows, page F-6

10. Please clarify whether the bank overdrafts are repayable on demand as describe in IAS 7 paragraph 8. If so, tell us your consideration of including the bank overdraft as a component of cash and cash equivalents.
Notes to consolidated financial statements
Note 2. Material accounting policies
Convenience Translation, page F-9

11. We note your statement that all translations from RM into USD for the fiscal year ended
       December 31, 2023 were calculated at of USD1 = RM4.5892 or an average rate of USD1
       = RM4.5679. Please clarify how the use of an average rate complies with Rule 3-20(b) of
       Regulation S-X. Rule 3-20(b) of Regulation S-X specifies that the translation should be presented using the exchange rate as of the most recent balance sheet included in the filing, except that a rate as of the most recent practicable date shall be used if materially different. In addition, please revise your MD&A to remove any reference to U.S. dollar period over period changes so that your filing is presented on a consistent basis. Lastly, please clarify your statement on page 15 that "[y]our reporting currency is United States
       Dollars."
Revenue recognition, page F-12

12. We note from your disclosure within your Business Overview that you offer customizable software and application development for table ordering, QR ordering and self-service kiosk ordering. You also sell food ordering kiosk machines designed to improve the dining experience for both customers and businesses. You further provide additional products and services through the sale of power-bank charging stations through our majority owned subsidiary, CL Technologies. In these regards, please expand your revenue recognition accounting policy disclosure to enable users to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from your contracts with customers as set forth in paragraph 11 of IFRS 15 to address, but not limited to, the following.
           Please disclose significant terms of these contracts with customers, such as the duration of these contracts.
           Please describe nature of services and products that you provide to your customers.
           Explain to us precisely what your performance obligation is (i.e., the service you provide) for each revenue stream and how you fulfil the performance obligation.
           Disclose how to determine whether a customer obtains control of an asset or service.
           For revenues are recognized over time, please clarify if recognized on a straight-line basis or some other method.
           Please disclose how you account for Costs to obtain or fulfill a contract, if applicable.
 September 13, 2024
Page 4

Note 7. Dispositions of Sagtec Group Sdn Bhd, page F-17

13. We note you presented disposal gain in amount RM662,701 as a result of the dispositions of Sagfood (Malaysia) Sdn Bhd as a line item to arrive at income from operations before income tax on the face of the financial statements. In this regard, please elaborate on why the disposal of Sagfood (Malaysia) Sdn Bhd should not be presented as discontinued
       operations. Refer to IFRS 5.
Note 10. Trade receivables, page F-21

14. It appears that amounts of your trade receivables presented on the face of balance sheets are net of provision for expected credit loss. In this regard, please revise the balance sheet
       caption    Trade receivable    to    Trade Receivables, net   .
Note 19. Expenses by nature, page F-28

15. We note your total expenses by nature is not equal to your total selling and administrative expenses on the face of consolidated statements of profit or loss and other comprehensive income. In this regard, please revise or advise.
23. Operating segments, page F-33

16. We refer to your tables which present summarized financial information for your five reportable segments. In this regard, please reconciles herein the total of the reportable
       segments    measures of profit or loss (business operating income) to
consolidated profit or
       loss before tax expense in accordance with paragraph 28 of IFRS 8 or tell us why you believe the current reconciliation to Gross Profit complies with that literature.
Exhibits

17. We note that you or your subsidiaries have credit facilities. Please file your credit facility agreements or advise. See Item 601(b)(10) of Regulation S-K.
General

18. Please provide us with supplemental copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section
       5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.
       Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Mitchell Austin at 202-551-3574 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
 September 13, 2024
Page 5
cc:   Yarona Yieh